UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40401

Oatly Group AB (publ)

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 24, 2026, Oatly Group AB (publ) published a press release announcing that the prospectus for its senior secured floating rate bonds (the “Nordic Bonds”) has been approved and registered by the Swedish Financial Supervisory Authority and that admission to trading of the Nordic Bonds on Nasdaq Stockholm’s Corporate Bond List is expected to take place on or about September 28, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Oatly Group AB (publ), dated September 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB (publ)
Date: September 24, 2026
	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer